SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

Issued in the US June 18, 2010

BP Emphasizes that Disagreement With Other Parties Will Not Diminish Its Promise to Clean Up the Spill and Pay Legitimate Claims

Today (June 18) BP reiterated its pledge to clean up the oil and gas spill in the Gulf of Mexico and to pay all legitimate claims arising from the spill, even though another party already is disputing its responsibility for costs associated with the Deepwater Horizon incident and the resulting spill.

Anadarko Petroleum Corporation has announced it is refusing to accept responsibility for oil spill removal costs and damages, claiming that, under an exception to a joint operating agreement's cost and liability sharing provisions, BP Exploration & Production Inc. (BPXP) was "grossly negligent" or engaged in "willful misconduct" as operator for Mississippi Canyon, Block 252 (MC252).

BP strongly disagrees with these allegations and will not allow the allegations to diminish its commitment to the Gulf Coast region.  "These allegations will neither distract the company's focus on stopping the leak nor alter our commitment to restore the Gulf coast," said BP's chief executive officer Tony Hayward. "Other parties besides BP may be responsible for costs and liabilities arising from the oil spill, and we expect those parties to live up to their obligations.  But how the costs and liabilities are eventually allocated between various parties will not affect our unwavering pledge to step forward in the first instance to clean up the spill and pay all legitimate claims in an efficient and fair manner."

Additional information

BPXP and two other parties, including Anadarko Petroleum Corporation, co-own the leasehold interest in MC252 -- the origin of the oil and gas spill.

All the co-owners of the leasehold interest previously entered into a written operating agreement under which BPXP would act as "operator" and be responsible for conducting operations in MC252, but that the parties would share the costs of operations, including the cost to clean up any spill resulting from drilling the MC252 exploratory well, according to their respective ownership interests in MC252.

Further, all the co-owners of the leasehold interest filed documents with the U. S. federal government clearly certifying that each would be jointly and severally liable, together with any other responsible parties, for oil spill removal costs and damages in accordance with the Oil Pollution Act of 1990.

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
Unified Command Joint Information Center:+1 985-902-5231
www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary